UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  August 6, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 9.  Other Events

On August 6, 2020, Contact Gold Corp. (the "Company") issued a press release announcing that it filed a Form 1-A to qualify the offering of units of the Company, each unit consisting of one share of common stock and one-half of one warrant, each whole warrant exercisable to acquire one share of common stock, and signed a letter of intent related to a proposed redemption of its preferred stock.

The Company issued a press release entitied "CONTACT GOLD ANNOUNCES PROPOSED PUBLIC OFFERING OF UNITS AND SIGNING OF LETTER OF INTENT TO REDEEM PREFERRED STOCK," a copy of which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  August 6, 2020

EXHIBIT INDEX

Exhibit No.	Description

15.1	Press Release